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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

TOM BROWN, INC.
(Name of Subject Company)

PLAZA ACQUISITION II CORP.
and
 ENCANA CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

115660201
(CUSIP Number of Class of Securities)

KERRY D. DYTE
CORPORATE SECRETARY
ENCANA CORPORATION
1800, 855-2ND STREET S.W.
CALGARY, ALBERTA
CANADA T2P 2S5
(403) 645-2000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

COPIES TO:

EDWIN S. MAYNARD, ESQ. ROBERT B. SCHUMER, ESQ. PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP 1285 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10019-6064 (212) 373-3000	PATRICK C. FINNERTY, ESQ. BLAKE, CASSELS & GRAYDON LLP 3500 BANKERS HALL EAST 855 SECOND STREET SW CALGARY, ALBERTA, CANADA, T2P 4J8 (403) 260-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,334,790,189.30	$295,817.92

*
Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $48.00, the per share tender offer price, by the 46,141,755 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,214,804,240 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $119,985,949.30, being the net consideration for the Subject Company's 4,774,610 stock options, to arrive at a total transaction value of $2,334,790,189.30.

**
Calculated as 0.012670% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:                $295,817.92                    Filing Party:        EnCana Corporation

  Form or Registration No.:                Schedule TO                Date Filed:        April 21, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on April 21, 2004, as amended on April 28, 2004, by Plaza Acquisition II Corp., a Delaware corporation ("Purchaser"), and EnCana Corporation, a Canadian corporation ("Parent"). The Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Common Shares"), of Tom Brown, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase shares of preferred stock of the Company pursuant to the First Amended and Restated Rights Agreement, dated March 1, 2001, as amended, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        Item 2 of the Schedule TO is hereby amended and supplemented as follows:

  SECTION 7.    CERTAIN INFORMATION CONCERNING THE COMPANY

        Footnote (c) to the table of projections that immediately follows the fourth paragraph of Section 7 of the Offer to Purchase is amended by adding the following immediately after the end of the footnote:

        "The projections for Operating Expenses by quarter and for the year were developed based on the following projections of the components of Operating Expenses set forth below (in millions of dollars):

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	Year Ended December 31, 2004
Production Expenses	$11.5	$12.0	$12.2	$12.4	$48.1
Production Taxes	10.5	12.0	12.7	13.8	49.0
Gathering and Processing Costs	2.1	2.5	2.6	2.7	9.9
Trading Expenses	5.8	5.9	6.1	6.3	24.1
Drilling Costs	3.1	3.4	3.5	3.6	13.6

Operating Expenses	$33.0	$35.8	$37.1	$38.8	$144.7

        Section 7 of the Offer to Purchase is amended by adding the following paragraph immediately prior to the fifth paragraph of such section:

        "The Company advised EnCana USA that the foregoing projections were prepared by the Company based on various assumptions. The projections related to Average Daily Oil and Gas Production were prepared based primarily on the assumptions that:

  •
  oil and gas production from existing producing wells would continue at rates of production realized at the beginning of 2004, as adjusted for normal production declines reflected in the Company's reserve reports, and

  •
  the Company would add oil and gas production from new wells drilled based on drilling plans consistent with the capital expenditures projections included in the foregoing table.

The projections related to Capital Expenditures were based primarily on the assumptions that the Company drills the wells included in its drilling plans for 2004 and that costs to drill these wells are consistent with the Company's recent drilling cost experiences.

        The other financial projections were based primarily on the assumptions that:

  •
  the Company will achieve the projected oil and gas production as set forth in the table,

  •
  the Company will realize prices, adjusted for basis differentials, for its natural gas production consistent with benchmark New York Mercantile Exchange ("NYMEX") natural gas prices of $5.69,

2

    $5.67, $5.71, $5.93, and $5.75 per Mmbtu for the first through the fourth quarter of 2004 and for the full year, respectively,

  •
  the Company will realize prices, adjusted for basis differentials, for its crude oil production consistent with benchmark NYMEX crude oil prices of $33.07, $36.81, $35.04, $33.77, and $34.67 per barrel for the first through the fourth quarter of 2004 and for the full year, respectively, and

  •
  the Company's costs and expenses are consistent with historical operating results for the year ended December 31, 2003, as adjusted proportionally for the projected levels of capital expenditures and oil and gas production.

        The foregoing assumptions were discussed with EnCana USA in connection with providing EnCana USA with the foregoing projections. Purchaser and Parent are not aware of any other material assumptions related to the foregoing projections that were specifically provided by the Company to EnCana USA, Parent or Purchaser."

        Section 7 of the Offer to Purchase is amended by adding the following paragraph immediately prior to the eighth paragraph of such section:

        "On May 5, 2004, the Company announced net income (which is referred to as Net Earnings in the projections above) of $42.2 million for the quarter ended March 31, 2004 as well as Average Daily Oil and Gas Production of 323.0 mmcfe/d, which actual amounts exceed the projected amounts of Net Earnings and Average Daily Oil and Gas Production set forth in the foregoing projections. The Company has informed EnCana USA, Parent and Purchaser that it continues to believe, however, that the Net Earnings and Average Daily Oil and Gas Production for the remaining quarters of 2004 and for the entire 2004 calendar year will not be materially different than the amounts projected in the table above."

ITEM 4.    TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented as follows:

  SECTION 1.    TERMS OF THE OFFER; EXPIRATION DATE

        The last sentence of the tenth paragraph of Section 1 of the Offer to Purchase is amended by replacing such sentence in its entirety as follows:

        "If Purchaser decides to include a Subsequent Period, it will announce the results of the Offer, including the approximate number and percentage of Shares deposited to such date, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and will immediately begin the Subsequent Period."

        The eleventh paragraph of Section 1 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

        "For purposes of the Offer, a "business day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time."

  SECTION 2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        The seventh paragraph of Section 2 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

        "If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "Section 3—Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly after the termination or withdrawal of the Offer."

3

  SECTION 5.    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        The heading of Section 5 of the Offer to Purchase is amended by replacing such heading in its entirety as follows:

  "SECTION 5.    U.S. FEDERAL INCOME TAX CONSEQUENCES"

        The first sentence of the first paragraph of Section 5 of the Offer to Purchase is amended by replacing the words "is a general discussion of certain" with the words "discussion summarizes the material", and the amended sentence shall read as follows:

        "The following discussion summarizes the material U.S. federal income tax consequences resulting from the Offer and the Merger to "U.S. Holders" (as defined below) and "Non-U.S. Holders" (as defined below)."

        The first sentence of the third paragraph of Section 5 of the Offer to Purchase is amended by deleting the words "IS FOR GENERAL INFORMATION PURPOSES ONLY AND," and the amended sentence shall read as follows:

        "THE FOLLOWING DISCUSSION IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF SHARES."

  SECTION 14.    CERTAIN CONDITIONS TO THE OFFER

        The heading of Section 14 of the Offer to Purchase is amended by replacing such heading in its entirety as follows:

  "SECTION 14.    CONDITIONS OF THE OFFER"

        The first paragraph of Section 14 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

        "The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions."

        The second to last paragraph of Section 14 of the Offer to Purchase is amended by adding the following sentence to the end of this paragraph:

        "All conditions to the Offer, other than those that involve the receipt of necessary governmental approvals, will be exercised or waived on or before the Offer expires and to the extent not so exercised or waived, will be deemed satisfied upon the expiration of the Offer."

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(a)(1)(B) Amended and Restated Form Letter of Transmittal."

4

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENCANA CORPORATION
By:	/s/ KERRY D. DYTE Name: Kerry D. Dyte Title: Corporate Secretary
PLAZA ACQUISITION II CORP.
By:	/s/ ROGER J. BIEMANS Name: Roger J. Biemans Title: President

Dated: May 5, 2004

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase dated April 21, 2004.[1]
(a)(1)(B)	Amended and Restated Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.[1]
(a)(1)(D)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.[1]
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.[1]
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on April 21, 2004.[1]
(a)(5)(B)	Press Release issued by Parent on April 15, 2004.[2]
(a)(5)(C)	Parent Employee Communications of April 15, 2004 and April 19, 2004.[1]
(a)(5)(D)	Press Release issued by Parent on April 28, 2004.[3]
(b)	Bank Commitment Letter from Royal Bank of Canada to Parent, dated April 12, 2004.[1]
(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2004, by and among Parent, Purchaser, and the Company.[4]
(d)(2)	Confidentiality Agreement, dated as of November 25, 2003, by and between the Company and EnCana Oil & Gas (USA) Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent.[1]
(g)	None.
(h)	None.

1
Incorporated by reference to the Schedule TO filed by Purchaser and Parent on April 21, 2004.

2
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on April 15, 2004.

3
Incorporated by reference to Schedule TO/A of Purchaser and Parent filed on April 28, 2004.

4
Incorporated by reference to Exhibit 99.2 to the Form 6-K of Parent filed on April 19, 2004.

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SIGNATURES
EXHIBIT INDEX